AB 2/27

SECUR 13011817 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-37762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Financial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton (City) CT (State) 06897-4444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Hawriluk 203-221-4820 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Hawriluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Financial Securities Corp., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SUSAN PORRITT-ATKINSON
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 5/31/2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Financial Securities Corp.

Statement of Financial Condition
December 31, 2012

pwc

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2012

AIG Financial Securities Corp.
Index
December 31, 2012

Page(s)

pwc

Independent Auditor's Report

To the Stockholder of
AIG Financial Securities Corp.:

We have audited the accompanying statement of financial condition of AIG Financial Securities Corp. (a wholly owned subsidiary of AIG Financial Products Corp.), as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Financial Securities Corp. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 15, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2012

(dollars in thousands, except share data)

Assets		
Cash	$	386
Securities owned, at fair value		105,952
Prepaid expenses		84
Total assets	$	106,422
Liabilities and Stockholder's Equity		
Liabilities		
Accrued liabilities	$	61
Unrealized loss on derivative		23,153
Due to affiliate		1,494
Total liabilities		24,708
Stockholder's equity		
Common stock, $.01 par value, 10,000 shares authorized, issued and outstanding		-
Additional paid-in capital		50
Retained earnings		81,664
Total stockholder's equity		81,714
Total liabilities and stockholder's equity	$	106,422

The accompanying notes are an integral part of this Statement of Financial Condition

(dollars in thousands)

1. Organization of the Company

AIG Financial Securities Corp. (the "Company") is a wholly owned subsidiary of AIG Financial Products Corp. ("AIGFP" or the "Parent"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG has issued an irrevocable guarantee under which it guarantees to each holder of a monetary obligation or liability of the Company the prompt payment, when due, of all such obligations or liabilities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash
At December 31, 2012, the Company's cash is held at two New York Money Center banks.

Securities Transactions
The Company clears securities transactions executed for clients of the Company's affiliates. In the normal course of business, the Company is involved in the execution and settlement of securities transactions with counterparties who are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. As of December 31, 2012, the Company had no unsettled transactions with its counterparties. The Company has the right to pursue collection or performance from the counterparties who do not perform under contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

The Company is also subject to operational, technological and settlement risks. These risks include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

Securities Owned
Securities owned are recorded on a trade-date basis and are carried at fair value. At December 31, 2012, Securities owned consists of a high investment-grade, medium-term discount United States of America ("U.S.") government agency debt obligation having a face value of $110,000 with approximately 4 years to maturity.

Derivatives
Derivative instruments are primarily used for economic hedges of financial instruments and are carried at fair value.

(dollars in thousands)

Derivatives used for economic hedging purposes includes a total return and interest rate swap contract. Unrealized gains or losses on this derivative contract is recognized currently in the Statement of Income as Principal transactions revenues. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board ("FASB") Accounting Standard Codification 815, Derivatives and Hedging ("ASC 815"), as amended, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Unrealized gains and losses on derivatives are recognized gross in the Statement of Financial Condition.

Recent Accounting Standards

There were not any recent accounting standards having an impact on the Company during the year.

Future Application of Accounting Standards

Disclosures about Offsetting Assets and Liabilities

In September 2011, the FASB issued ASU 2011- "Disclosures about Offsetting Assets and Liabilities", an accounting standard which affects all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. This standard is effective for annual fiscal years beginning on or after January 1, 2013. The adoption of this standard is not expected to have a material impact on the firm's financial position, results of operations or cash flows.

3. Fair Value

Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. Market inputs such as quoted prices, credit spreads and relative yield curves are also used to estimate the fair value of an asset or liability.

Securities owned, at fair value is carried at estimated fair value based on the use of valuation models that utilize, among other things, current interest rates and yield curves. The Company attempts to secure reliable and independent current market data, such as published exchange rates, external subscription services' prices such as Bloomberg or Reuters or third-party broker quotes for use in its models. When such prices are not available, the Company uses an internal methodology which includes interpolation and extrapolation from observable and verifiable prices nearest to the dates of the transactions. These valuations represent an assessment of the present

(dollars in thousands)

values of expected future cash flows of these transactions and reflect market and credit risk. The discounted cash flows are evaluated with reference to current market conditions, maturities and other relevant factors.

Unrealized loss on derivative is carried at estimated fair value based on the use of valuation models that utilize, among other things, current interest rates and yield curves. The Company attempts to secure reliable and independent current market data, such as published exchange rates, external subscription services' prices such as Bloomberg or Reuters or third-party broker quotes for use in its models. When such prices are not available, the Company uses an internal methodology which includes interpolation and extrapolation from observable and verifiable prices nearest to the dates of the transactions. These valuations represent an assessment of the present values of expected future cash flows of these transactions and reflect market and credit risk. The discounted cash flows are evaluated with reference to current market conditions, maturities and other relevant factors.

Because of the limited liquidity of some of these instruments, the recorded values of the Securities owned, at fair value and Unrealized loss on derivative may be different from the values that might be realized if the Company was to sell or close out the transactions prior to maturity. Such differences are not significant to the Company's financial condition or liquidity.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
U.S. government agency debt obligation	$ -	$ 105,952	$ -	$ 105,952
LIABILITIES				
Financial instruments:				
Unrealized loss on derivative	$ -	$ 23,153	$ -	$ 23,153

(dollars in thousands)

Fair Value Option
The carrying values of cash, accrued liabilities and due to affiliates included in the Company's statement of financial condition approximate fair value as they are short-term, have floating interest terms and limited credit exposure. No fair value option election under the provisions of FASB ASC 825 was made for these accounts.

4. Financial Instruments with Off-Balance-Sheet Risk

The credit risk for derivatives is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk, if any, is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company's derivative transaction has a maturity of approximately four years at December 31, 2012.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition.

At December 31, 2012, the Company had an outstanding interest rate swap agreement with a notional principal amount of $110,000. The swap is recorded at fair value.

5. Due to affiliates, net, and Related-Party Transactions

A majority of the Company's transactions, including the interest rate swap agreement are with affiliated entities.

At December 31, 2012, Due to affiliate consists primarily of amounts due AIGFP attributable to expenses paid on behalf of the Company by AIGFP and reimbursable by the Company offset by certain income tax benefits generated by the Company.

Administrative services are provided to the Company by AIGFP. Administrative services include personnel, office space, data processing, communications, computer and any other expenses incurred which are necessary to conduct the Company's business as a broker dealer.

During 2012, administrative expenses were allocated to the Company pursuant to an Administrative Services and Expense Sharing Agreement (the "Agreement") with AIGFP. The terms of the Agreement provides for an allocation of expenses by AIGFP to the Company that equates to the proportional use of the allocated cost by the Company.

AIGFP unwound a considerable amount of its businesses and portfolios through a portion of 2012, As a consequence, it is expected that the above process will reduce the scope of the Company's operations in the foreseeable future. The ultimate impact on the Company, however, cannot be precisely determined at this time.

(dollars in thousands)

6. Income Taxes

The operations of the Company are included in the consolidated U.S. federal income tax return of AIG and in the combined Connecticut State tax return of AIG subsidiaries that operate in Connecticut. Included in payable to affiliate in the statement of financial condition are federal and state tax benefits of $733, and $170, respectively.

The Company has not recognized any uncertain tax positions pursuant to FASB ASC 740 "Income Taxes". The statute of limitations for all tax years prior to 2000 has now expired for AIG's consolidated federal income tax return.

The Company is treated as a dealer under Internal Revenue Code ("IRC") section 475. Accordingly, the Company is required to follow a mark-to-market methodology for valuing their securities inventories for tax purposes.

No deferred taxes were identified as of the balance sheet date.

The Company has executed a tax sharing agreement with AIG that provides that the Company's share of the consolidated tax liability will be determined generally on a separate company basis. The agreement provides that tax benefits realized in the consolidated group attributable to the Company will be allocated to the Company irrespective of whether such benefits may have been realized currently by the Company on a separate return basis.

7. Commitments and Contingencies

The Company operates subject to cancelable agreements with affiliated entities.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250, whichever is greater. At December 31, 2012, the Company had net capital of $78,452, which exceeded its requirement of $1,648 by $76,804, and its ratio of aggregate indebtedness to net capital was 0.31 to 1.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2012, the Company was not required to and did not hold any customer money or securities.

9. Subsequent events

No events have occurred subsequent to the balance sheet date that would require material adjustment to or disclosure in the financial statements through the period February 15, 2012.

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